UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Applied Optoelectronics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03823U 10 2
(CUSIP Number)

February 13, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823U 10 2

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Juen-Sheng (Andrew) Kang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b)
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 24,992
	6	Shared Voting Power
	7	Sole Dispositive Power 24,992
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,992
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.19% (based on approximately 12,629,095 outstanding Common Shares, options, warrants)
12	Type of Reporting Person (See Instructions) IN

CUSIP No.  03823U 10 2

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Technology Associates Management Company, Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b)
3	SEC Use Only
4	Citizenship or Place of Organization Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 19,047
	6	Shared Voting Power
	7	Sole Dispositive Power 19,047
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,047
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.15% (based on approximately 12,629,095 outstanding Common Shares, options, warrants)
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a) Applied Optoelectronics, Inc.

(b) 13115 Jess Pirtle Blvd. Sugar Land, TX 77478

Item 2.

(a) Technology Associates Management Company, Ltd., Juen-Sheng (Andrew) Kang

(b) 5052 Tennyson Parkway, Suite 100 Plano, Texas 75024

(c) Texas / Taiwan

(d) Common Stock

(e) CUSIP No. 03823U 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 19,047 shares of Common Stock held of record by Technology Associates Management Company Ltd. and options exercisable to acquire 5945 shares of Common Stock beneficially owned by Mr. Juen-Sheng (Andrew) Kang. Mr. Kang has the power to direct investments and/or has the sole power to vote the securities owned by Technology Associates Management Company, Ltd., as its managing director.

(b) Percent of class: 0.19% (based on approximately 12,629,095 outstanding Common Shares, options, warrants as of November 7, 2013 as reported in the Issuer’s Form 10-Q filing for the period ended September 30, 2013 and filed November 14, 2013)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 24,992.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 24,992.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class

Mr. Kang previously reported beneficial ownership of 754,619 shares held of record, in the aggregate, by Techgains Pan Pacific Corporation, Techgains Global Corporation, and Techgains Pacific Century Fund, L.P., by virtue of being the investment manager of such funds. As of December 13, 2013, Mr. Kang has resigned from all director, officer and investment management positions from such funds and therefore shares held of record by such funds are not deemed to be beneficially owned by Mr. Kang. In addition, Mr. Kang resigned as director of Applied Optoelectronics, Inc. as of December 30, 2013.

As described in Item 4 above, both Mr. Kang and Technology Associates Management Company Ltd. beneficially owns less than 5% of the Common Stock of the issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

The following certification is filed pursuant to §240.13d-1(c):

Each of the reporting persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/ Juen-Sheng (Andrew) Kang
Signature

Juen Sheng (Andrew) Kang
Name/Title